Nasdaq

805 KING FARM BLVD.
ROCKVILLE, MD 20850

October 2, 2024

Via Electronic Filing

U.S. Securities and Exchange Commission
Division of Trading and Markets
Office of Market Supervision
100 F Street, N.E.
Washington, DC 20549

Re: Amendments to Form 1

Dear Sir or Madam:

Enclosed please find an amendment to Exhibit I of the Form 1 applications pursuant to Rule 6a-2 under the Securities Exchange Act of 1934 reflecting amendments made to Exhibit I that is on file for The Nasdaq Stock Market LLC ("NASDAQ"), Nasdaq BX, Inc. ("BX"), Nasdaq GEMX, LLC ("GEMX"), Nasdaq ISE, LLC ("ISE"), Nasdaq PHLX, LLC ("Phlx"), Nasdaq MRX, LLC ("MRX"), (collectively, the "Exchanges").

If you have any questions, please do not hesitate to contact Sun Kim, Associate General Counsel at (646) 420-7816 or sun.kim@nasdaq.com.

Sincerely,

Sun Kim

Sun Kim
Associate General Counsel

Enclosures

Form 1 Page 1 Execution Page	UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT	Date filed 10/02/2024	OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative, or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☒ AMENDMENT

1. State the name of the applicant: Nasdaq, BX, Inc.
2. Provide the applicant's primary street address (Do not use a P.O. Box):
   151 W. 42 Street, New York, NY

   24003449
3. Provide the applicant's mailing address (if different):
   Office of General Counsel
   805 King Farm Blvd., Rockville, MD 20850
4. Provide the applicant's business telephone and facsimile number:
   301.978.8400 (Telephone) 301.978.8472 (Facsimile)
5. Provide the name, title, and telephone number of a contact employee:
   Sun Kim, Associate General Counsel, 1-646-420-7816
   (Name) (Title) (Telephone Number)
6. Provide the name and address of counsel for the applicant:
   John Zecca
   805 King Farm Blvd.
   Rockville, MD 20850
7. Provide the date applicant's fiscal year ends: December 31, 2024
8. Indicate legal status of applicant: ☐ Corporation ☐ Sole Proprietorship ☐ Partnership ☒ Limited Liability Company ☐ Other (specify):

   If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):

   (a) Date (MM/DD/YY): 12/15/2005 (b) State/Country of formation: Delaware

   (c) Statute under which applicant was organized:

EXECUTION: The applicant consents that service of any civil action brought by , or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of , and with the authority of , said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

Date: 10/02/2024 (MM/DD/YY) John A. Zecca for Nasdaq, BX, Inc. (Name of applicant)

By: [signature] Date: 2024.10.02 14:56:54 -04'00' (Signature) John A. Zecca, EVP and Chief Legal Officer (Printed Name and Title)

Subscribed and sworn before me this _______ day of _______________ (Month), _________ (Year) by _______________ (Notary Public)

My Commission expires ________________ County of __________________ State of __________________________

Based upon relief from the Commision staff and difficulties arising from Covid-19, The Nasdaq Stock Market, LLC is is making this filing without notarization.

Consolidated Financial Statements

Nasdaq BX, Inc. and Subsidiary
Year Ended December 31, 2023
With Report of Independent Accountants

Nasdaq BX, Inc. and Subsidiary

Consolidated Financial Statements

Year Ended December 31, 2023

Contents

Ernst & Young LLP
One Manhattan West
New York, NY 10001

Tel: +1 212 773 3000
Fax: +1 212 773 6350
www.ey.com

Building a better working world

Report of Independent Auditors

The Board of Directors and Member
Nasdaq BX, Inc. and Subsidiary

Opinion

We have audited the consolidated financial statements of Nasdaq BX, Inc. and Subsidiary (the "Company"), which comprise the consolidated balance sheet as of December 31, 2023, and the related consolidated statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements").

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2023, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free of material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for one year after the date that the financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free of material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.

Ernst + Young LLP

October 1, 2024

Nasdaq BX, Inc. and Subsidiary

Consolidated Balance Sheet
(In Thousands)

December 31, 2023

Assets	
Cash and cash equivalents	$ 11
Receivables, net	8,734
Receivable from Nasdaq, Inc., net	38,260
Property and equipment, net	41
Goodwill	31,048
Intangible assets, net	49,996
Other assets	20,360
Total assets	$ 148,450
Liabilities and stockholder's equity	
Accounts payable and accrued expenses	$ 789
Section 31 fees payable to the SEC	2,395
Deferred tax liability	11,472
Deferred revenue	237
Other accrued liabilities	164
Total liabilities	15,057
Nasdaq BX, Inc. stockholder's equity:	
Retained earnings	34,511
Additional paid-in-capital	98,882
Total stockholders' equity	133,393
Total liabilities and stockholder's equity	$ 148,450

See accompanying notes to consolidated financial statements.

Nasdaq BX, Inc. and Subsidiary

Consolidated Statement of Income

(In Thousands)

Year Ended December 31, 2023

Revenues:	
Market Services	$ 191,557
Capital Access Platforms	8,685
Financial Technology	16,137
Other revenue	344
Total revenues	216,723
Transaction-based expenses	
Transaction rebates	(104,419)
Brokerage, clearance, and exchange fees	(9,489)
Total transaction-based expenses	(113,908)
Revenues less transaction-based expenses	102,815
Operating expenses:	
Compensation and benefits	37
Depreciation and amortization	138
Professional and contract services	114
Computer operations and data communication	794
Provision for bad debts	1,431
Regulatory fees	1,930
General, administration, and other	1,814
Total operating expenses	6,258
Income before income taxes	96,557
Provision for income taxes	23,634
Net income	$ 72,923

See accompanying notes to consolidated financial statements.

Nasdaq BX, Inc. and Subsidiary

Consolidated Statement of Changes in Stockholder's Equity
(In Thousands)

Year Ended December 31, 2023

	Retained Earnings	**Additional Paid-In Capital**	**Total Stockholder's Equity**
Balance at January 1, 2023	$106,241	$98,229	$204,470
Net income	72,923	—	72,923
Dividend Distribution	(144,000)	—	(144,000)
Other	(653)	653	—
Balance at December 31, 2023	$34,511	$98,882	$133,393

See accompanying notes to consolidated financial statements.

Nasdaq BX, Inc. and Subsidiary

Consolidated Statement of Cash Flows

(In Thousands)

Year Ended December 31, 2023

Cash flows from operating activities	
Net income	$ 72,923
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	138
Provision for bad debts	1,431
Deferred taxes, net	581
Net change in operating assets and liabilities:	
Receivables, net	4,101
Receivable from Nasdaq, Inc.	75,900
Other assets	(5,409)
Accounts payable and accrued expenses	191
Section 31 fees payable to the SEC	(5,870)
Other accrued liabilities	19
Deferred revenue	(6)
Net cash provided by operating activities	143,999
Cash flow from financing activities	
Dividend to parent	(144,000)
Cash used by financing activities	(144,000)
Net change in cash and cash equivalents	(1)
Cash and cash equivalents at beginning of period	12
Cash and cash equivalents at end of period	$ 11
Supplemental disclosure of cash flow information	
Cash paid for income taxes	$ 44,878

See accompanying notes to consolidated financial statements.

Nasdaq BX, Inc. and Subsidiary

Notes to Consolidated Financial Statements

December 31, 2023

1. Nature of Operations

Established in 1834, NASDAQ BX, Inc. and Subsidiary ("BX", the "Exchange" or "we") is a wholly-owned subsidiary of Nasdaq, Inc. ("Nasdaq" or the "Parent"). As of December 31, 2023, BX is the parent of its wholly-owned subsidiary, Boston Stock Exchange Clearing Corporation ("BSECC" or the "Clearing Corporation").

As a Self-Regulatory Organization ("SRO"), BX is committed to advancing market integrity through the enforcement of the Securities and Exchange Commission's ("SEC") Federal Securities Laws and Exchange Rules.

BSECC is a registered clearing agency but has no current existing operations or plans for operations. BX and BSECC are subject to regulatory oversight by the SEC.

2. Summary of Significant Accounting Policies

Basis of Presentation

The consolidated financial statements, which include the accounts of BX, its wholly-owned subsidiary in which BX has a controlling financial interest, are prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP"), as codified in the Accounting Standards Codification ("ASC") and set forth by the Financial Accounting Standards Board ("FASB"). All intercompany accounts and transactions have been eliminated in consolidation. The Exchange's significant accounting policies are as follows.

The accompanying consolidated financial statements reflect all adjustments which are, in the opinion of management, necessary for a fair statement of the results for the period presented. These adjustments are of a normal recurring nature.

Use of Estimates

The preparation of the Exchange's consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts and the disclosures of contingent amounts in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include cash held in banks and all non-restricted highly liquid investments with original maturities of three months or less at the time of purchase. Cash equivalents are carried at cost plus accrued interest, which approximates fair value due to the short-term maturities of these investments. At December 31, 2023, the Exchange held no cash equivalents.

Receivables, Net

The Exchange's receivables are primarily related to monthly transaction fees. Receivables are shown net of allowances for credit losses. The allowance is maintained at a level that management believes to be sufficient to absorb expected losses over the life of our accounts receivable portfolio. The allowance is increased by the provision for bad debts which is charged against operating results and decreased by the amount of charge-offs, net of recoveries.

The allowance is primarily based on an aging methodology. This method applies loss rates based on historical loss information which is disaggregated and, as deemed necessary, is adjusted for other factors and considerations that could impact collectability. Additionally, we consider corporate default rate averages over an extended period compared to the period covered by our historical loss data and include an adjustment to historical loss percentages for current conditions and expected future conditions if necessary.

In circumstances where a specific customer's inability to meet its financial obligations is known (i.e., bankruptcy filings), BX determines whether a specific provision for bad debts is required. Accounts receivable are written-off against the allowance for uncollectible accounts when collection efforts cease. Due to changing economic, business and market conditions, the Exchange reviews the reserve for uncollectible accounts periodically and makes changes to the reserve through the provision for bad debts as appropriate. If circumstances change (i.e., higher than expected defaults or an unexpected material adverse change in a major customer's ability to pay), the Exchange's estimates of recoverability could be reduced by a material amount. The total reserve for uncollectible accounts netted against receivables on the Consolidated Balance Sheet was approximately $31 thousand as of December 31, 2023.

Property and Equipment, Net

Property and equipment is carried at cost less accumulated depreciation and amortization. Depreciation and amortization are recognized using the straight-line method over the estimated useful lives of the related assets, which range from 2 to 5 years for data processing equipment, and 5 to 10 years for furniture and equipment. Amortization of capitalized software is recognized using the straight-line method over the estimated useful lives of the software, generally 5 to 10 years.

The Exchange also assesses potential impairments to its property and equipment when there is evidence that events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The carrying amount of property and equipment is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset. Any required impairment loss is measured as the amount by which the carrying amount of a long-lived asset exceeds its fair value and is recorded as a reduction in the carrying amount of the related asset and a charge to operating results.

Goodwill

Goodwill represents the excess of purchase price over the value assigned to the net assets, including identifiable intangible assets, of a business acquired. Goodwill is assessed for impairment annually in the fourth quarter of our fiscal year using carrying amounts as of October 1, or more frequently if conditions exist that indicate that the asset may be impaired, such as changes in the business climate, poor indicators of operating performance or the sale or disposition of a significant portion of a reporting unit. When testing goodwill for impairment, we have an option of first performing a qualitative assessment to determine if it is more likely than not that the fair value of a reporting unit is less than its carrying amount as the basis to determine if it necessary to perform a quantitative impairment test. If we choose not to complete a qualitative assessment, or if the initial assessment indicates it is more likely than not that the carrying value of a reporting unit exceeds its respective fair value, a quantitative goodwill test is required. In performing the quantitative test, we compare the fair value of the reporting unit with its carrying amount. If the carrying amount of the reporting unit exceeds the respective fair value, an impairment charge is recognized in an amount equal to the difference, limited to the total amount of goodwill allocated to the reporting unit.

The Exchange has concluded that, for purposes of its goodwill impairment test, it has a single reporting unit. The Exchange completed the required annual impairment test, which determined that goodwill was not impaired for the year ended December 31, 2023. Further disruptions to our business and events, such as prolonged economic weakness and unexpected significant declines in operating results of our business, may result in goodwill impairment charges in the future.

Intangible Assets, Net

Intangible assets primarily include customer relationships, an SRO license, and a clearing license. The SRO and clearing licenses have indefinite lives.

Intangible assets with finite lives, such as customer relationships, are amortized on a straight-line basis over their average estimated useful lives which is 10 to 30 years. The estimated useful life of customer relationships is determined based on an analysis of the historical attrition rates of customers and an analysis of the legal, regulatory, contractual, competitive, economic, or other factors that limit the useful life of customer relationships.

For finite-lived intangible assets subject to amortization, impairment is assessed when there is evidence that events or changes in circumstances indicate that the carrying amount of an asset may not be recovered. An impairment loss is recognized when the carrying amount of the long-lived asset exceeds its fair value and is not recoverable. The carrying amount of a long-lived asset is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset.

Intangible assets deemed to have indefinite useful lives are not amortized but instead are tested for impairment at least annually and more frequently whenever events or changes in circumstances indicate that the fair value of the asset may be less than its carrying amount. Similar to goodwill impairment testing, the Exchange tests for impairment of indefinite-lived intangible assets during the fourth quarter of our fiscal year using carrying amounts as of October 1.

Deferred Revenue

Deferred revenue represents cash payments received for services not yet rendered and are yet to be recognized as revenue. Deferred revenue relates to membership dues and fees that are collected annually and amortized into income on a monthly basis over the applicable future year. The fees related to future periods are included in *Deferred revenue* on the Consolidated Balance Sheet.

Revenue Recognition and Transaction-Based Expenses

Contract Balances

Substantially all of our revenues are considered to be revenues from contracts with customers. We do not have obligations for warranties, returns or refunds to customers. For the majority of our contracts with our customers, our performance obligations are short-term in nature and there is no significant variable consideration. We do not have revenues recognized from performance obligations that were satisfied in prior periods. We do not provide disclosures about transaction price allocated to unsatisfied performance obligations if contract durations are less than one year.

Revenue Recognition

Our primary revenue contract classifications are described below, which represent those that depict similar economic characteristics of the nature, amount, timing and uncertainty of our revenues and cash flows.

Market Services

Market Services revenues includes cash equity trading and equity derivative trading revenues. BX charges transaction fees for trades executed on the exchange, as well as on orders that are routed to and executed on other market venues. Transaction fees are based on trading volumes for trades executed on the exchange. BX satisfies its performance obligation for trading services upon the execution of a customer trade, as trading transactions are substantially complete when they are executed and we have no further obligation to the customer at that time. Transaction-based trading fees can be variable and are based on trade volume tiered discounts. Transaction revenues, as well as any tiered volume discounts, are calculated and billed monthly in accordance with our published fee schedules. We also pay liquidity payments to customers based on our published fee schedules. We use these payments to improve the liquidity on our markets and therefore recognize those payments as a transaction-based expense.

For cash equity trading, we credit a portion of the per share execution charge to the market participant that takes the liquidity. For equity derivative trading, we credit a portion of the per share execution charge to the market participant that provides the liquidity. We record these credits as transaction rebates that are included in transaction-based expense in the Consolidated Statement of Income. These transaction rebates are paid on a monthly basis and the amounts due are included in *Accounts payable and accrued expenses* in the Consolidated Balance Sheet.

BX pays Section 31 fees to the SEC for supervision and regulation of securities markets. We pass these costs along to our customers through our cash equity and equity derivative trading fees. We collect the fees as a pass-through charge from organizations executing eligible trades on our exchange and we recognize these amounts in transaction-based expenses when incurred. Since the amount recorded as revenues is equal to the amount recorded as transaction-based expenses, there is no impact on our revenues less transaction-based expenses.

Under our Limitation of Liability Rule and procedures, we may, subject to certain caps, provide compensation for losses directly resulting from the systems' actual failure to correctly process an order, quote, message or other data into our platform. We do not record a liability for any potential claims that may be submitted under the Limitation of Liability Rule unless they meet the provisions required in accordance with U.S. GAAP. As such, losses arising as a result of the rule are accrued and charged to expense only if the loss is probable and estimable.

We provide market participants with a wide variety of alternatives for connecting to and accessing our markets for a fee. These participants are charged monthly fees for connectivity and support in accordance with our published fee schedules. These fees are recognized on a monthly basis when the performance obligation is met. Revenues for providing access to our markets, connection services and monthly exchange membership and registration fees are recognized on a monthly basis as the service is provided.

Market Services revenue also includes revenues earned from the Exchange's participation in the Consolidated Tape A and B as well as the Unlisted Trading Privileges ("UTP") revenue sharing plan ("UTP Plan"). The Nasdaq Stock Market LLC, an affiliate of the Exchange, operates as the exclusive Securities Information Processor of the UTP Plan for the collection, consolidation, and dissemination of best bid and offer information and last transaction information from markets that quote and trade in Nasdaq-listed securities. After deducting costs, as permitted under the revenue sharing provision of the UTP Plan, the UTP Plan administrator distributes the tape revenues to the respective UTP Plan participants, including BX.

BX also earns revenues from the sale of the Exchange's trade and quote information through the Options Price Reporting Authority, LLC ("OPRA"). The Exchange earns a portion of OPRA's net income based on its pro rata share of industry volume. OPRA revenue is recorded monthly on a trade date basis.

Capital Access Platforms

Capital Access Platforms collects, processes, and creates information and earns revenues as a distributor of its own data, as well as select third-party content. The Exchange provides varying levels of quote and trade information to market participants and to data distributors, who in turn sell subscriptions for this information to the public. The Exchange earns revenues primarily based on the number of data subscribers and distributors of its data. U.S. market data revenues are recognized on a monthly basis. These revenues, which are subscription based, are recognized over the term of the subscription since the customer receives and consumes the benefit as BX provides the service.

Financial Technology

Financial Technology revenues includes our trade management services. Trade management services provide market participants with a wide variety of alternatives for connecting to and accessing our markets for a fee. Our marketplaces may be accessed via a number of different protocols used for quoting, order entry, trade reporting and connectivity to various data feeds. These revenues are charged and recognized on a monthly basis when earned.

Other revenue

Other revenue includes interest earned on the Exchange's cash and fines from parties that are members of the Exchange. Fines are recognized as they are assessed to the member.

Income Taxes

The Exchange's operating results are included in the consolidated federal income tax return and certain state income tax returns filed by Nasdaq. The Exchange uses the asset and liability method to provide income taxes on all transactions recorded in the consolidated Nasdaq financial statements. Deferred tax assets and liabilities are determined based on differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities (i.e., temporary differences) and are measured at the enacted rates that are expected to be in effect when these differences are realized.

If necessary, a valuation allowance is established to reduce deferred tax assets to the amount that is more likely than not to be realized.

In order to recognize and measure the Exchange's unrecognized tax benefits, management determines whether a tax position is more-likely-than-not to be sustained upon examination of Nasdaq, including resolution of any related appeals or litigation processes, based on the technical merits of the position. Once it is determined that a position meets the recognition thresholds, the position is measured to determine the amount of benefit to be recognized for the portion of its share in the consolidated financial statements. Interest and penalties related to income tax matters are recognized in the *Provision for income taxes* on the Consolidated Statement of Income.

3. Related-Party Transactions

BX engages in related-party transactions with the Parent and its affiliates. Third-party revenues earned by BX are collected on its behalf by the Parent resulting in receivables from affiliated companies. Additionally, expenses incurred by BX are settled on its behalf by the Parent or the Parent's other subsidiaries and allocated through intercompany charges resulting in payables to affiliated companies.

Substantially all expenses of the Exchange are settled on the Exchange's behalf by Nasdaq and are charged to the Exchange, at cost, through intercompany charges. Included in Compensation and benefits is the compensation for the employees charged to the Company in the amount of $37 thousand.

BX, its parent, and affiliates share certain services such as accounting, finance, legal, and other administrative support. Expenses related to these shared services are allocated to the Exchange and its affiliates through intercompany charges based on an allocation model. These expenses represent amounts related to the Exchange's proportionate share of each expense incurred. Expenses allocated to the Exchange totaled $2.4 million for the year ended December 31, 2023.

The Exchange incurs expenses relating to equities and options contracts routed to other venues on behalf of the Exchange by Nasdaq Execution Services, LLC ("NES"), resulting in payables to affiliated companies. NES is an SEC registered broker-dealer subsidiary of the Parent. BX incurred $1.1 million in transaction fees from NES for shares and contracts routed from BX. The Exchange also earns transaction and access fees from NES for equities shares and option contracts routed to BX, resulting in amounts receivable from affiliated companies. BX earned $0.8 million in transaction revenue, net from NES for options contracts routed to BX. BX earned $0.1 million in transaction and access fees, net from NES for equity shares routed to BX.

A Regulatory Services Agreement exists between BX, The Nasdaq Stock Market LLC ("EXCH"), Nasdaq PHLX LLC ("PHLX"), Nasdaq ISE, LLC ("ISEL"), Nasdaq GEMX, LLC ("GEMX"), and Nasdaq MRX ("MRX") that allows one SRO to use the regulatory services of another SRO and its staff. Services are provided without cost or expense to the individual SRO.

At December 31, 2023, $38.3 million remained in *Receivable from Nasdaq, Inc*. All affiliates are ultimately wholly-owned by Nasdaq. It is the intent and ability of management to settle all intercompany balances between Nasdaq and its wholly-owned subsidiaries on a net basis, as Nasdaq serves as the master financing entity for all wholly-owned subsidiaries. In addition, all intercompany transactions are guaranteed by Nasdaq and are settled in accordance with Nasdaq's intercompany settlement policy. Also in 2023, the Exchange paid a dividend of $144 million to the Parent. This transaction between the Exchange and the Parent was settled through Receivable from Nasdaq, Inc. The Exchange records all transactions to and from affiliates, including tax, subject to the netting arrangement into a single account.

4. Goodwill and Intangible Assets

On August 29, 2008, Nasdaq completed the acquisition of BX for approximately $43.3 million. The acquisition was treated as a business combination for accounting purposes. As a result, push-down accounting was applied for the associated intangible assets, related deferred tax liabilities, and goodwill balances.

Goodwill

At December 31, 2023, goodwill relating to the acquisition was $31.0 million. There were no changes to goodwill during the year ended December 31, 2023.

The Exchange completed the required annual impairment test, which determined that goodwill was not impaired for the year ended December 31, 2023. Further disruptions to our business and events, such as prolonged economic weakness and unexpected significant declines in operating results of our business, may result in goodwill impairment charges in the future.

Intangible Assets

The Exchange completed the required annual impairment assessment, which determined that indefinite-lived intangible assets were not impaired for the year ended December 31, 2023. Finite-lived intangible assets are assessed for impairment upon certain "triggering events" and impairment is recognized if the carrying amount is not recoverable and the carrying amount exceeds the fair value of the intangible asset. For the year ended December 31, 2023, no impairment was recorded with respect to finite-lived intangible assets.

The following table presents details of the Exchange's total purchased intangible assets, both finite- and indefinite-lived as of December 31, 2023:

	Gross Carrying Amount	Accumulated Amortization	Net Intangible Assets
		(In Millions)	
Finite-lived intangible assets			
Customer relationships	$ 2.0	$ (1.8)	$ 0.2
Total finite-lived intangible assets	2.0	(1.8)	0.2
Indefinite-lived intangible assets			
SRO and clearing license	$ 49.8	—	$ 49.8
Total indefinite-lived intangible assets	49.8	—	49.8
Total intangible assets	$ 51.8	$ (1.8)	$ 50.0

Amortization expense for purchased finite-lived intangible assets was $118 thousand for the year ended December 31, 2023, and is included in *Depreciation and amortization* on the Consolidated Statement of Income.

The estimated future amortization expense of purchased finite-lived intangible assets as of December 31, 2023, is as follows (in millions):

2024	0.1
2025	0.1
Total	$ 0.2

Property and Equipment, Net

The Exchange’s property and equipment comprises the following:

	December 31, 2023
	(In Thousands)
Software, internally developed / acquired	$ 3,300
Less – accumulated depreciation and amortization	(3,260)
Total property and equipment, net of accumulated depreciation	$ 40

For the year ended December 31, 2023, capitalized software amortization expense was $9 thousand, while total depreciation expense relating to all other property and equipment was $11 thousand and is included in Depreciation and amortization on the Consolidated Statement of Income.

6. Income Taxes

The Exchange’s operating results are included in the consolidated federal income tax return and certain state and local income tax returns filed by Nasdaq. For these jurisdictions, the Exchange computes its provision for income taxes by applying the rate applicable to the consolidated Nasdaq group to the Exchange’s own taxable income. With respect to each taxable period for which a consolidated or unitary tax return is filed by Nasdaq, which includes the Exchange, Nasdaq shall pay to and has the right to receive from the Exchange an amount based on the Exchange’s stand-alone operating results using the tax rate applicable to Nasdaq. Additionally, the Exchange also files separate tax returns in certain states that are taxed based on Exchange’s tax rates.

The Exchange's income tax provision (benefit) consists of the following amounts:

	Year ended December 31, 2023 *(In Thousands)*
Current:	
Federal	$ 18,030
State and local	5,023
Total current income taxes	23,053
Deferred:	
Federal	1,132
State and local	(551)
Total deferred income taxes	581
Total provision for income taxes	$ 23,634

A reconciliation of the U.S. federal statutory rate to the Exchange's effective tax rate is as follows:

	Year ended December 31, 2023
Reconciliation of statutory U.S. federal income tax rates:	
Federal	21.0%
State taxes	4.4
Changes to tax rates	(0.9)
Effective tax rate	24.5%

The temporary differences, which give rise to the Exchange's deferred tax assets and (liabilities) consisted of the following:

	December 31, 2023
	(In Thousands)
Deferred tax assets:	
Bad debt	$ 1,166
Other	238
Gross deferred tax assets	1,404
Less: valuation allowance	—
Total deferred tax assets, net of valuation allowance	1,404
Deferred tax liabilities:	
Acquired intangible assets	(12,857)
Other	(19)
Total gross deferred tax liabilities	(12,876)
Net deferred tax liabilities	$ (11,472)

As of December 31, 2023, the Exchange did not have any valuation allowance against its deferred tax assets.

The Exchange's operating results are included in the consolidated federal income tax return and applicable state and local income tax returns filed by Nasdaq. Nasdaq's federal income tax return is under audit for tax year 2018 and is subject to examination by the Internal Revenue Service for tax years 2020 through 2022. Several state tax returns are currently under examination by the respective tax authorities for the years 2014 through 2022.

At December 31, 2023, there are no unrecognized tax benefits. The Exchange did not accrue any interest as of December 31, 2023.

7. Commitments and Contingencies

Regulatory Matters

SROs in the securities industry are an essential component of the regulatory structure of the Securities Exchange Act of 1934 (the "Exchange Act"), for providing fair and orderly markets and protecting investors. The Exchange Act and the rules thereunder impose on the SROs many regulatory and operational responsibilities, including the day-to-day responsibilities for market and broker-dealer oversight. In general, an SRO is responsible for regulating its members through the adoption and enforcement of rules and regulations governing the business conduct of its members. A Regulatory Services Agreement exists between PHLX, EXCH, ISEL, GEMX, MRX, and BX that allows one SRO to use the services of another SRO and its staff. Services are provided without cost or expense to the individual SRO.

The Exchange is subject to SEC oversight, as prescribed by the Exchange Act, including periodic and special examinations by the SEC. The Exchange is also potentially subject to regulatory or legal action by the SEC or other interested parties at any time in connection with alleged regulatory violations. The Exchange is also subject to Section 17 of the Exchange Act, which imposes record-keeping requirements, including the requirement to make records available to the SEC for examination. The Exchange has been subject to a number of routine reviews and inspections by the SEC or other third parties in the ordinary course. To the extent such actions or reviews and inspections result in regulatory or other changes, the Exchange may be required to modify the manner in which the Exchange conducts its business, which may adversely affect its business.

The Financial Industry Regulatory Authority ("FINRA") provides regulatory services to the markets operated or regulated by the Exchange, including the regulation of trading activity and surveillance and investigative functions. We have a limited direct regulatory role in conducting real-time market monitoring, certain options surveillance, rulemaking and some membership functions through Nasdaq's MarketWatch department. The Exchange refers suspicious trading behavior discovered by its regulatory staff and all other employees of the markets operated or regulated by the Exchange to FINRA for further investigation.

Under our Limitation of Liability Rule and procedures, the Exchange, subject to certain caps, provides compensation for losses directly resulting from the trading systems' actual failure to correctly process an order, quote, message or other data into our platform. The Exchange does not record a liability for any potential claims that may be submitted under the Limitation of Liability Rule unless they meet the provisions required in accordance with U.S. GAAP. As such, losses arising as a result of the rule are accrued and charged to expense only if the loss is probable and estimable. The Limitation of Liability Rule and procedures apply to both cash equity and derivative trading in the aggregate. There was no liability for potential claims recorded on the Consolidated Balance Sheet as of December 31, 2023.

General Litigation

BX may be involved in litigation arising in the normal course of business. BX is not a party to any litigation that management believes could have a material adverse effect on BX's business, financial condition, or operating results. Consequently, no legal reserve has been recorded or is deemed necessary as of December 31, 2023.

8. Risks and Uncertainties

The Exchange's market participants operate in a highly regulated industry. The SEC and other regulatory authorities could impose regulatory changes that could adversely impact the ability of its market participants to use its markets. Regulatory changes by the SEC or other regulatory authorities could result in the loss of a significant number of market participants or a reduction in trading activity on the exchange.

The markets in which BX competes are characterized by rapidly changing technology, evolving industry standards, frequent enhancements to existing products and services, the adoption of new services and products and changing customer demands. The Exchange may not be able to keep up with rapid technological and other competitive changes affecting its industry. For example, BX must continue to enhance its electronic trading platforms to remain competitive, and its business will be negatively affected if its electronic trading platforms fail to function as expected. If BX is unable to develop its electronic trading platforms to include other products and markets, or if its electronic trading platforms do not have the required functionality, performance, capacity, reliability and speed required by its business, as well as by its customers, it may not be able to compete successfully. Further, BX's failure to anticipate or respond adequately to changes in technology and customer preferences, or any significant delays in product development efforts, could have a material adverse effect on its business, financial condition and operating results.

BX is exposed to credit risk related to transaction, access, and market data services that are billed to customers on a monthly basis, in arrears. BX's potential exposure to credit losses on these transactions is represented in the receivables, net balance on the Consolidated Balance Sheet. BX's customers are financial institutions whose ability to satisfy their contractual obligations may be impacted by volatile securities markets. On an ongoing basis, management reviews and evaluates changes in the status of the counterparty's creditworthiness. Credit losses such as those described above could adversely affect BX's consolidated financial position and results of operations.

BX's business is subject to extensive regulation. Under current U.S. federal securities laws, changes in the rules and operations of its markets, including its pricing structure, must be reviewed and in many cases explicitly approved by the SEC. The SEC may approve, disapprove, or recommend changes to proposals that BX submits. In addition, the SEC may delay either the approval process or the initiation of the public comment process. Any delay in approving changes, or the altering of any proposed change, could have an adverse effect on BX's business, financial condition and operating results. BX must compete not only with ATSs, known collectively as dark pools, that are not subject to the same SEC approval process but also with other exchanges that may have lower regulation and surveillance costs than it. There is a risk that trading will shift to exchanges that charge lower fees because, among other reasons, they spend significantly less on regulation.

In May 2020, the SEC adopted a rule to require changes to the governance of securities information processors. In December 2020, the SEC adopted a rule to modify the infrastructure for the collection, consolidation and dissemination of market data for exchange-listed national market stocks. If either or both of these rules are fully implemented, they may adversely affect our revenues. The timing for the implementation of these rules is currently unknown, and we believe they may take two to three years to fully implement. If the rules are ultimately implemented as set forth in their adopting releases, demand for certain of our proprietary tape share data products may be reduced, or we may have to reduce our pricing to compete with other entrants into the market for consolidated data.

In 2016, the SEC approved a plan to establish a market-wide consolidated audit trail ("CAT") to improve regulators' ability to monitor trading activity. In addition to increased regulatory obligations, implementation of a consolidated audit trail has resulted in significant additional expenditures, including to implement any new technology to meet any plan's requirements.

Creating CAT has required the development and implementation of complex and costly technology. This development effort has been funded by the SROs (including BX) in exchange for promissory notes that BX expects to be repaid at such time that the SEC approves the assessment of fees for the funding of CAT. The SEC could determine not to approve the assessment of such fees in which case some or all of the promissory notes would not be repaid. In addition, the ongoing failure to timely launch or properly operate such technology exposes BX and other exchanges to SEC fines.

During 2019, the CAT NMS Plan switched its plan processor. As a result, various matters culminated in a decision that it was probable that BX would not be able to recover all of the funds paid to the prior plan processor and that the receivable related to the promissory notes was impaired. Accordingly, the Exchange recorded a $1.4 million provision for the promissory notes for the year ended December 31, 2023 and the amount is included in Provision for bad debts on the Consolidated Statement of Income. At December 31, 2023, BX holds $18.1 million, net of reserve of $11.8 million, in promissory notes from CAT NMS, LLC and the amount due is included in Other assets on the Consolidated Balance Sheet.

9. Fair Value of Financial Instruments

The Exchange's financial assets and financial liabilities are recorded at fair value or at amounts that approximate fair value. The carrying amounts reported on the Consolidated Balance Sheet for *Cash and cash equivalents* approximate fair value based on the on-demand nature. Other assets and liabilities with short and intermediate-term maturities and defined settlement amounts, including *Receivables, net*, *Receivable from Nasdaq, Inc.*, *Accounts payable and accrued expenses*, *Section 31 fees payable to the SEC, Other accrued liabilities,* and *Deferred revenue* are reported at their contractual amounts, which approximate fair value.

10. Subsequent Events

The Exchange has evaluated subsequent events through June 18, 2024, the date the financial statements were available to be issued, and has determined that no subsequent events have occurred that would require disclosure in the financial statements or accompanying notes.